82-4211

GRUPO CONTINENTAL, S. A.

02028284

April 2, 2002.

U.S. Securities and Exchange Commission.
Office of International Corporate Finance
450 Fifth Street, NW
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

SUPPL

02 APR -5 AM 8:45

Dear Sirs:

Enclosed herewith we are sending a printed copy of the Notice of the ShareOwners' Meetings, which will be held on April 25, 2002.

The above mentioned information is being provided to maintain the exemption from registration under the Securities Exchange Act 0f 1934 afforded by Rule 12g3-2(b) for Grupo Continental, S.A.(File number 82-4211).

PROCESSED
APR 19 2002
THOMSON FINANCIAL
p

Cordially,

Marcos Aguilar Romo
Secretary of the Board of Directors

c.c. The Bank of New York.
101 Barclay Street
22nd. Floor - West
New York, N.Y. 10286
Mr. Edgar Piedra.
Assistant Treasurer

dlw 4/8

MAR'abr
15/GC

GRUPO CONTINENTAL, S. A.

NOTICE OF SHAREOWNERS' MEETINGS

During the Board of Directors Meeting of Grupo Continental, S.A., held on February 21, 2002, it was agreed to summon the ShareOwners to two General Meetings to be held on April 25, the Ordinary Meeting at 12:00 noon and an Extraordinary Meeting immediately after the preceding one. These Meetings will be held at the Company's headquarters located at 2303 Hidalgo Ave., Tampico, Tamaulipas, following the next:

AGENDAS

ORDINARY MEETING

I. Appointment of Scrutineers, fulfillment of their functions and opening of the Meeting.

II. Reading, discussion and approval, if applicable, of the following documents:

a) Annual Report.

b) Individual and Consolidated Financial Statements of Grupo Continental and subsidiaries, as of December 31, 2001.

c) Report of the ShareOwners' Representative.

III. Report on the Repurchase Fund of shares.

IV. Proposal on the establishment of the maximum amount for the Repurchase Fund of shares.

V. Ratification, if applicable, of the resolutions and acts of the Board of Directors performed during the Fiscal Year 2001.

VI. Resolutions in connection with the application of Results and proposal to pay dividends of $0.75 per share.

VII. Election of the Board of Directors.

VIII. Election of ShareOwners' Representative.

IX. Allocation of fees to Directors and ShareOwners' Representative.

X. Reading and approval, if applicable, of the Minutes of the ShareOwners' Meeting.

EXTRAORDINARY MEETING

I. Appointment of Scrutineers, fulfillment of their functions and opening of the Meeting.

II. Proposal and approval, if applicable, to amend the Corporate By-laws.

III. Designation of Delegates to formalize and perform the resolutions adopted by the Meeting.

IV. Reading and approval, if applicable, of the Minutes of the ShareOwners' Meeting.

In order to be entitled to attend the Meetings, the ShareOwners must obtain their admission cards. The shareholders may be represented in the Meetings by designated proxy granted in the forms prepared by the society related to the amendments to the Article 14 of Exchange Securities Law available in the Secretary of the Society and in the S.D. Indeval, S.A. de C.V. offices. The Admission Cards must be obtained and the Proxies delivered previous fulfilled the requirements, at least 72 hours prior to the time the meetings will be held, at the office of the Secretary of the Board, located at 2303 Hidalgo Ave., Zip Code 89140, Tampico, Tamaulipas.

Admission cards will be issued upon exhibition of deposit certificate of the Company shares at any Institution for Deposit of Securities, at the Company's Secretary or at any Credit Institution. The aforementioned certificates of deposit must be accompanied by the list of shareowners referred to in the deposit voucher, specifying the name and number of shares each one owns.

Tampico, Tamaulipas, April 3, 2002.

By the Board of Directors

Marcos Aguilar Romo
Secretary